# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Republic Airways Holdings Inc., CIK 0000810332
CUSIP: 590479408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 11/25/2025
Filed by CIK 0000100517
Persons authorized to receive notices and communications: Robert S. Rivkin, United Airlines Holdings, Inc., 233 South Wacker Drive, Chicago, Illinois (IL), 60606, (872) 825-4000

## Reporting persons
- United Airlines Holdings, Inc. (CIK 0000100517): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,746,397; sole dispositive power 0; shared dispositive power 7,746,397; aggregate amount beneficially owned 7,746,397 (18.2% of the class)
  Comment: The percentage of Shares (as defined herein) reported beneficially owned by the Reporting Person is based on a total of approximately 42,597,982 Shares expected to be outstanding upon consummation of the Merger (as defined herein), based on 638,969,740 Shares expected to be outstanding upon consummation of the Merger, as reported in the Issuer's prospectus on Form 424B3, filed with the SEC on October 2, 2025, as adjusted for the Reverse Stock Split (as defined herein).
- UNITED AIRLINES, INC. (CIK 0000319687): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,746,397; sole dispositive power 0; shared dispositive power 7,746,397; aggregate amount beneficially owned 7,746,397 (18.2% of the class)
  Comment: The percentage of Shares reported beneficially owned by the Reporting Person is based on a total of approximately 42,597,982 Shares expected to be outstanding upon consummation of the Merger, based on 638,969,740 Shares expected to be outstanding upon consummation of the Merger, as reported in the Issuer's prospectus on Form 424B3, filed with the SEC on October 2, 2025, as adjusted for the Reverse Stock Split.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Republic Airways Holdings Inc.
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed by the undersigned, pursuant to Section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") by the undersigned on January 23, 2023 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on March 8, 2023, Amendment No. 2 filed with the Commission on May 4, 2023, and Amendment No. 3 filed with the Commission on April 8, 2025 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Republic Airways Holdings Inc. (formerly known as Mesa Air Group, Inc.), a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 2 Brickyard Lane, Carmel, Indiana 46032. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 25, 2025, the Company consummated the transactions contemplated by the Merger Agreement with legacy Republic Airways Holdings, Inc. ("Legacy Republic"), as well as the transactions contemplated by the Three Party Agreement (as defined and described in Amendment No. 3). Subject to the terms and conditions of the Merger Agreement, Legacy Republic merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation following the Merger and renamed to "Republic Airways Holdings Inc." Legacy Republic stockholders have an 88% interest in the Company, and pre-closing Company stockholders retain a 6% interest in the Company, together collectively representing a 94% interest in the Company. Shares equivalent to the remaining 6% interest in the Company, upon completion of the Merger, were delivered into escrow for allocation in the manner set forth in the Three Party Agreement (the "Escrow Shares") and (i) first become available to United in exchange for the forgiveness and repayment of certain debts and obligations of the pre-closing Company, (ii) second, to the extent of any remainder, become available to the Company to repay certain liabilities, and (iii) third, to the extent of any remainder, become available on a pro rata basis to pre-closing Company stockholders. The outcome of the allocation of the Escrow Shares is subject to final determination within 60 days of the completion of the Merger, and accordingly, such allocation is not yet final.

Also on November 25, 2025, the Company entered into the Go-Forward CPA (as defined in the Merger Agreement) with United, pursuant to which, among other provisions, the Company will provide passenger service as United Express, and United will maintain 60 E175 aircraft. The Go-Forward CPA has a term of 10 years and may be terminated by United upon providing 30 days' written notice if, among other reasons, the Company fails to attain certain operating performance targets for a specified period, subject to a right to cure, or immediately upon written notice (without any prior notice), following the occurrence of a labor strike for 10 or more consecutive days.

Pursuant to the Three Party Agreement, on November 25, 2025, United forgave, extinguished, and released all of the debt and other obligations that Mesa Airlines, Inc. and its affiliates owed to United under the Second Amended and Restated Credit and Guaranty Agreement, dated as of June 30, 2022, by and among Mesa Airlines, Inc. and Mesa Air Group Airline Inventory Management, L.L.C., as the borrowers, the Company, as a guarantor, the other guarantors from time to time party thereto, the lenders from time to time party thereto, and Wilmington Trust, National Association as successor to CIT Bank, a division of First-Citizens Bank & Trust Company, as administrative agent (as amended from time to time, the "Debt Agreement"). Consequently, all material obligations under the Debt Agreement were extinguished.

Also pursuant to the Three Party Agreement, on July 9, 2025, and in connection with the Merger, the Issuer assigned, and United assumed, the Archer Rights and Obligations, excluding the Certification Archer Warrants (each as defined in the Three Party Agreement).

Prior to the Merger, effective at 6:00 p.m. Eastern Time on November 24, 2025, the Company effected a 15-for-1 reverse stock split of its common stock (the "Reverse Stock Split").

At the effective time of the Merger (the "Effective Time"), each share of common stock of Legacy Republic, par value $0.001 per share ("Legacy Republic Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in the Merger Agreement) and dissenting shares held by stockholders who (i) have not voted in favor of the Merger or consented to it in writing and (ii) have properly demanded appraisal of such shares of Legacy Republic Common Stock in accordance with, and have complied in all respects with, the provisions of Section 262 of the General Corporation Law of the State of Delaware), were automatically converted into the right to receive 38.9933 validly issued, fully paid, and non-assessable Shares of the Company. Accordingly, United received 7,476,926 Shares of the Company as Merger Consideration for the 191,749 shares of Legacy Republic Common Stock it held immediately prior to the closing of the Merger. The amount of Escrow Shares that United may receive is not yet determinable, and United does not currently have any beneficial ownership over the Escrow Shares, and so any such shares have been excluded from the Reporting Person's beneficial ownership as reported herein.

Also in connection with the Merger, Legacy Republic entered into a registration rights agreement, dated as of July 10, 2025 (the "Republic Registration Rights Agreement"), with certain existing stockholders, including United, which became effective upon the closing of the Merger. The Republic Registration Rights Agreement provides for customary "demand" registrations and "piggyback" registration rights. The Republic Registration Rights Agreement also contains a lock-up provision whereby the stockholders party thereto agreed, subject to certain customary exceptions, not to dispose of any of the Company's Shares during the period beginning on the date of the closing of the Merger and continuing to and including the date that is one hundred eighty (180) days after the date of the closing of the Merger without the Company's consent. The foregoing description of the Republic Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Republic Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, each of the Reporting Persons may be deemed to own 7,746,397 Shares, which represent approximately 18.2% of the Shares outstanding. The amount of Escrow Shares that United may receive is not yet determinable, and United does not currently have any beneficial ownership over the Escrow Shares, and so any such shares have been excluded from the Reporting Persons' beneficial ownership as reported herein.

The percentage of Shares reported beneficially owned by the Reporting Persons is based on a total of approximately 42,597,982 Shares expected to be outstanding upon consummation of the Merger, based on 638,969,740 Shares expected to be outstanding upon consummation of the Merger, as reported in the Issuer's prospectus on Form 424B3, filed with the SEC on October 2, 2025, as adjusted for the Reverse Stock Split.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

As the holding company of United, UAL shares with United the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 7,746,397 Shares directly held by United.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 4 is incorporated by reference into this Item 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit 99.6 Republic Registration Rights Agreement, dated July 10, 2025 (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4/S-1, filed with the SEC on July 11, 2025).

## Signatures
- United Airlines Holdings, Inc.: /s/ Robert S. Rivkin, Robert S. Rivkin, Senior Vice President and Chief Legal Officer (11/28/2025)
- UNITED AIRLINES, INC.: /s/ Michael D. Leskinen, Michael D. Leskinen, Executive Vice President and Chief Financial Officer (11/28/2025)